EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Subsidiaries of Qualcomm Incorporated	State or Other Jurisdiction of Incorporation
Alphawave IP Inc.	Canada
Alphawave Semi, LLC	Delaware
Arriver HoldCo, Inc.	Delaware
NuVia, Inc.	Delaware
Qualcomm Auto Ltd.	United Kingdom
QUALCOMM CDMA Technologies Asia-Pacific Pte. Ltd.	Singapore
Qualcomm Global Trading Pte. Ltd.	Singapore
QUALCOMM India Private Limited	India
Qualcomm Technologies International, Ltd.	United Kingdom
Qualcomm Technologies, Inc.	Delaware
Qualcomm Ventures LLC	Delaware
RF360 Europe GmbH	Germany
RF360 Singapore Pte. Ltd.	Singapore

The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.